Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 28, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Global Daily Net Asset Value, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed March 28, 2012
File No. 333-177563

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Global Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 4, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 27, 2011 (No. 333-177563) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 7, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today. In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.	We note your response to comment 4 of our letter dated November 23, 2011. Please note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response.

The Company acknowledges it is responsible for analyzing the applicability of Regulation M to its share repurchase program.

March 28, 2012

2.	We note your response to comment 5. Please revise the last full paragraph on page 6 and the second paragraph on page 203 to clarify that the advisor will review the valuation estimate established by the independent valuer for consistency with your valuation guidelines and the reasonableness of the conclusions and may in its discretion consider other factors in calculating the NAV. Please include similar disclosure regarding the advisor’s authority to review and adjust the values determined by the independent valuer in the new risk factor on page 34.

The disclosures have been revised as requested.

3.	We note your disclosure on pages 36, 102, and 143 regarding the proceeds raised by American Realty Capital (“ARC”) Properties. We note that on pages 102 and 143 you provide different amounts of net proceeds raised and that on page 36 you disclose the gross proceeds. Please revise your disclosure on pages 102 and 143 as appropriate to address the discrepancy in the amounts and please ensure that your disclosure on page 36 is accurate.

The disclosure has been revised as requested. Please note the amount of aggregate proceeds received by American Realty Capital Properties, Inc. is approximately $83.9 million.

Prospectus Cover Page

4.	We note your response to comment 7 of our letter dated November 23, 2011. Please confirm that the cover page of the prospectus delivered to investors will have at least a 10 point modern type font as required by Rule 420 of Regulation C. If necessary, please consider removing disclosure not required by Item 501 of Regulation S-K or Industry Guide 5.

The Company confirms that the cover page of the prospectus delivered to investors will have at least a 10 point modern type font as required by Rule 420 of Regulation C.

5.	We note your response to comment 8 of our letter dated November 23, 2011. Please disclose the number of other programs currently managed by your sponsor. Please make similar revisions to your disclosure on page 8.

The disclosure has been revised as requested.

6.	Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

The disclosure has been revised as requested.

March 28, 2012

What is the purchase price for shares of our common stock?, page 6

7.	We note your intention to file a monthly pricing supplement. Prior to effectiveness, please provide us a draft of the monthly supplement. The monthly supplement should prominently disclose the website address and phone number where the most recent price may be obtained and should include disclosure of the NAV per share for each of the business days in the prior month. In addition, to the extent the NAV per share deviates by more than 5% from the price disclosed in the most recently filed prospectus, please confirm that you will file an updated pricing supplement.

Enclosed please find a draft monthly supplement for your review. We confirm that an updated pricing supplement will be filed in the event there is a change in NAV of more than 5% from the NAV in the most recently filed prospectus or supplement.

How will your advisor calculate NAV per share?, page 7

8.	Please disclose in this section that the fees that you pay your advisor and other affiliates that are based on NAV will be higher because you are amortizing certain costs over the five-year period, resulting in a higher NAV. Additionally, please disclose that this will result in investors paying a higher price than if these costs were not amortized.

The disclosure has been revised as requested.

9.	We note your response to comment 13 of our letter dated November 23, 2011. We reissue our comment. Please revise to clarify whether the independent valuer will also value the liabilities. For example, the disclosure on page 34 indicates the independent valuer will value liabilities but the disclosure on page 126 indicates that the advisor will perform this calculation.

Please note that the independent valuer will perform appraisals of the real estate assets and the liabilities will be valued by the advisor. The disclosure has been revised accordingly.

What are your exit strategies?, page 11

10.	We note your response to comment 17 of our letter dated November 23, 2011. Please revise to clarify whether the three to six year period is measured from the conclusion of the offering covered by this registration statement, or the conclusion of the offering as may be extended via a follow-on registration statement. In addition, please disclose in this section that your intended liquidity events are subject to the board determining it is appropriate to commence a liquidity event and that a majority of your shareholders will need to approve a liquidity event. Please clarify, if true, that you may continue indefinitely if a majority of your shareholders do not approve a liquidity transaction. Please also revise your disclosure on page 118 as appropriate.

The three to six year period is measured from the conclusion of the offering covered by the registration statement and not as it may be extended through any follow-on. The disclosure has been revised accordingly.

March 28, 2012

What are the fees that you will pay …?, page 14

11.	We note your disclosure that you will pay your advisor a subordinated participation fee or subordinated incentive fee equal to 15%. However, on page F-12, you indicate that these fees will equal 25%. Please revise, as appropriate, to correct this discrepancy.

The disclosure has been revised as requested. Please note the correct percentage is 15%.

Valuation Policies, page 125

12.	We note your response to comment 28 of our letter dated November 23, 2011. We will continue to monitor for your response to this comment.

Please note that the advisor will evaluate the calculations determined by the independent valuer immediately following receipt of the respective calculations. The advisor has extensive experience with respect to acquiring properties meeting the investment strategy as detailed within the prospectus and such experience has resulted in the advisor's having expertise as it relates to evaluating assumptions used to determine the value of an investment property. In particular, the advisor compares and evaluates information contained within the valuation report to internal files developed over time in connection with prior acquisitions and market data. Such inputs include comparable sales figures, replacement cost as well as capitalization rates taking the tenants' credit worthiness into account.

In the absence of any errors or deviations from the valuation guidelines, the advisor does not intend to adjust the value as determined by the independent valuer in its final report. Rather, the advisor will discuss their findings relative to information provided within such report in the interest of ensuring no material misstatements or oversights were included within the calculation determining value.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 131

Liquidity and Capital Resources, page 131

13.	Please expand your discussion to disclose the amount of organizational and offering costs incurred/paid on your behalf to date. Also, expand your footnotes to include your accounting policy for organizational costs.

The disclosure has been revised as requested.

Table I, page A-2

14.	We note your response to comment 33. We still do not understand how this ratio can be negative. Assuming this issue is addressed, we do not object to the presentation given the clarifying footnotes. However, please note that we would also not object to the inclusion of the ratios in the footnotes directly in the table. The total acquisition cost for purposes of the percentage leverage row in Table I may include the portion of the acquisition cost financed through a mortgage.

Please note that the presentation of information in Table I was determined in response to a comment received by the Company on a different offering sponsored by the American Realty Capital group of companies. In particular, the comment came from Attorney-Advisor Mr. Duc Dang on Amendment no. 3 to the Registration Statement on Form S-11 of American Realty Capital – Retail Centers of America, Inc. (File No. 333-169355), filed February 4, 2011.

March 28, 2012

Draft Opinions

15.	We note your response to comment 37 of our letter dated November 23, 2011. Please file these opinions as part of your correspondence on EDGAR.

Please note that the opinions have been filed as exhibits to the Registration Statement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

Dated: _______, 2012

Monthly Pricing Supplement
(unaudited)

On _______, 2012, our net asset value (“NAV”) per institutional share is $__ and our NAV per retail share is $__.

The NAV per share for a particular day can be found on our Web site at www.arcglobalnav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

The following sets forth the calculation of NAV for each of the institutional and retail shares:

Net Asset Value as of _______, 2012 [DATE BEFORE CALCULATION DATE]:	$	[●]

Net Assets as of _______, 2012:
Real Estate Properties, at Fair Value		$—
Non-Real Estate Assets (1)
Cash and Cash Equivalents		[●]
Accrued Rental Income		—
Prepaid Organizational and Other Costs		[●]
Total Net Assets		[●]
Liabilities
Financing
Other Liabilities (1)		[●]
Total liabilities		[●]
Net Asset Value	$	[●]

(1)	As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining Net Asset Value. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The Real Estate Properties have initially been valued at cost. After such initial valuations, the value of the Real Estate Properties will be determined based in part on the valuations performed by Duff & Phelps, LLC, an independent valuation firm retained by us, which will be performed on each property at least one calender quarter after its acquisition. Based on historical operations, the value of the Real Estate Properties represents an 8.8% capitalization rate.

Daily Adjustment and Calculation of NAV

Institutional Shares

NAV
Net Asset Value for Institutional shares as of _______, 2012 [DATE BEFORE CALCULATION DATE]:	$	___($___	)
Share Purchases and Redemptions, _______, 2012 [DATE BEFORE CALCULATION DATE]:
Share Purchases		—
Share Redemptions		—
Daily activity for _______, 2012: (2)
Accrual of Portfolio Revenue		—
Accrual of Asset Management Fee		—
Accrual of Other Expenses (3)		—
Accrual of Organizational and Offering Expenses		—
Change in NAV due to Gains (Losses) (Realized and Unrealized) on Assets and Liabilities subsequent to _______, 2012
Ending NAV on _______, 2012 (per institutional share)	$	___($___	)

Retail Shares

NAV
Net Asset Value for Retail shares as of _______, 2012 [DATE BEFORE CALCULATION DATE]:	$	___($___	)
Share Purchases and Redemptions, _______, 2012 [DATE BEFORE CALCULATION DATE]:
Share Purchases		[●]
Share Redemptions		—
Daily activity for _______, 2012: (2)
Accrual of Portfolio Revenue		—
Accrual of Asset Management Fee		—
Accrual of Other Expenses (3)		—
Accrual of Organizational and Offering Expenses		—
Change in NAV due to Gains (Losses) (Realized and Unrealized) on Assets and Liabilities subsequent to _______, 2012
Ending NAV on _______, 2012 (per retail share)	$	___($___	)

(2)	The beginning NAV and the Daily Activity for _______, 2012 have been allocated between the institutional shares and the retail shares in proportion to the NAV of the institutional shares and the retail shares on _______, 2012.
(3)	Other Expenses, consist of all of our operating and administrative expenses, other than asset management fees and organizational and offering expenses.

Below is the NAV per share for each of the retail institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
___________, 2012*	$[__]	$[__]
___________, 2012	$[__]	$[__]
___________, 2012	$[__]	$[__]
___________, 2012**	$[__]	$[__]

*	Date after the date of the last pricing supplement
**	Date before calculation date

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